SECU 02021858 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
AMENDEMENT

SEC FILE NUMBER
8-7221

RECEIVED MAR 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters - North Tower World Financial Center
(No. and Street)

New York	New York	10080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John J. Fosina (212) 449-8618
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

10. INCOME TAXES

As part of the consolidated U.S. federal tax return of the Parent, the Company transfers to the Parent its current U.S. federal and state tax liabilities. At December 28, 2001, the Company had a current tax receivable from the Parent of $137.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 28, 2001 are comprised of:

Valuation, restructuring and other reserves [(1)]	$335
Deferred compensation	617
Other, net	6
Net deferred tax asset	$958

[(1)] *Primarily related to Trading assets, Severance and Other liabilities, respectively.*

No valuation allowance was required at December 28, 2001.

11. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the CFTC. MLPF&S computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. At December 28, 2001, MLPF&S's regulatory net capital of $2,521 was 14.4% of aggregate debit items, and its regulatory net capital in excess of the minimum required was $2,171 at 2% of ADI. The CFTC also requires that minimum net capital should not be less than 4% of segregation and secured requirements. At December 28, 2001, MLPF&S' regulatory net capital of $2,521 exceeded the CFTC minimum requirement of $187 by $2,334.

The company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 28, 2001 customer reserve computation, securities with a contract value of $4,750 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 28, 2001, the Company's PAIB reserve computation indicated a PAIB reserve requirement of $137. For the December 28, 2001 PAIB reserve computation, securities with a contract value of $175 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 28, 2001, assets segregated and secured and held in separate accounts totaled $6,014 (which included $1,100 obtained under a resale agreement with an affiliate) and exceeded requirements by $1,209.